PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME

CHIYODA-KU, TOKYO 100-0011, JAPAN

March 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attention:	Benjamin Phippen

Michael Volley

Division of Corporation Finance

Office of Finance

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2023

File No. 000-54189

Dear Messrs. Phippen and Volley:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant” or “MUFG”), in response to your letter to Mr. Tetsuya Yonehana, Group Chief Financial Officer of the Registrant, dated February 21, 2024, relating to the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2023, which was filed with U.S. Securities and Exchange Commission (the “Commission”) on July 24, 2023 (the “2022 Form 20-F”).

Set forth below are the Company’s responses to the Commission staff’s comments contained in your letter. The Commission staff’s comments are reproduced below for your convenience.

Form 20-F for the Fiscal Year Ended March 31, 2023

Effect of Change in Exchange Rates on Foreign Currency Translation, page 72

COMMENT NO. 1: Considering the materiality of recent foreign currency translation adjustments recognized in other comprehensive income, please revise future filings to provide additional detail regarding the subsidiaries, currencies, and any other information necessary to fully understand the key factors resulting in the large translation adjustments. Additionally, consider disclosing the functional currencies of material subsidiaries. Please provide us a draft of your proposed disclosure for the March 31, 2023 fiscal year end.

RESPONSE TO COMMENT NO. 1: Please see Exhibit A to this letter for the Registrant’s proposed form of revised disclosure based on the March 31, 2023 fiscal year end information.

The Registrant respectfully advises the Commission staff that the proposed form of revised disclosure attached to this letter is based on the information included in the 2022 Form 20-F, and does not reflect information arising from events subsequent to the filing of the 2022 Form 20-F. The Registrant undertakes to provide disclosure in its future filings substantially in the form proposed in Exhibit A but to update the proposed disclosure, subject to changes in relevant facts and circumstances.

Note 2. Business Developments - Sale of MUFG Union Bank, page F-26

COMMENT NO. 2: We note your disclosure on page F-28 that you recognized a net adjustment to unappropriated retained earnings of ¥223,273 million and to accumulated other comprehensive income (loss) of ¥20,291 million for the fiscal year ended March 31, 2023.

(i) Please tell us the periods of financial activity for MUFG Union Bank that were consolidated in the March 31, 2022 and 2023 financial statements for MUFG. Specifically tell us the periods related to the assets and liabilities sold to U.S. Bancorp and the periods related to the assets and liabilities transferred to other entities within MUFG.

RESPONSE TO COMMENT NO. 2(i): Prior to the sale of MUFG Union Bank (“MUB”) on December 1, 2022, MUB had a fiscal year end of December 31, and, as permitted by ASC 810-10-45-12, MUB’s results were consolidated into MUFG’s consolidated financial statements on the basis of MUB’s fiscal year (i.e., on a three month “lag”).

In the fiscal year ended March 31, 2022 financial statements for MUFG, the period of financial activity for MUB that was consolidated was from January 1, 2021 through December 31, 2021.

In the fiscal year ended March 31, 2023 financial statements for MUFG, the period of financial activity for MUB related to the assets and liabilities sold to U.S. Bancorp (the “Sold Assets and Liabilities”) that was consolidated was from January 1, 2022 through August 31, 2022 (which reflects the three-month lag prior to the MUB sale on December 1, 2022), and the related activity for the period from September 1 to November 30, 2022 was recognized in unappropriated retained earnings or accumulated other comprehensive income (loss).

All of the Sold Assets and Liabilities disclosed in MUFG’s consolidated financial statements and Note 2 thereto represented their amounts as of November 30, 2022.

As a closing condition for the sale, all of the MUB assets and liabilities that were excluded from the agreement with U.S. Bancorp (the “Transferred Assets and Liabilities”) were transferred to other entities within MUFG (the “Other MUFG Entities) by the sale date of December 1, 2022. In the March 31, 2023 financial statements for MUFG, the period of financial activity for the Transferred Assets and Liabilities that was consolidated was from January 1, 2022 through August 31, 2022 to account for the period when MUB held the Transferred Assets and Liabilities, and from December 1, 2022 through March 31, 2023 to account for the period when the Other Entities held the Transferred Assets and Liabilities. The activity related to the Transferred Assets and Liabilities for the period from September 1, 2022 to November 30, 2022 was recognized in unappropriated retained earnings or accumulated other comprehensive income (loss) in order to account for the lag elimination.

The Transferred Assets and Liabilities were transferred to the Other MUFG Entities with a March 31 fiscal year.

The Transferred Assets and Liabilities remained recognized in MUFG’s consolidated financial statements before and after the transfer, and therefore, with the exception of the lag elimination (which was recognized in unappropriated retained earnings or accumulated other comprehensive income (loss)) as discussed above, the effects of the transfer were eliminated in MUFG’s consolidated financial statements for the year ended March 31, 2023, as required by ASC 810-10-45-1.

(ii) Please quantify the amount of the profit, loss and other comprehensive income for the period from September 1, 2022 to November 30, 2022, which is the three-month lag period preceding the sale date of December 1, 2022, recognized in retained earnings for the elimination of the difference in reporting periods of the sold and transferred business.

RESPONSE TO COMMENT NO. 2(ii): The Registrant respectfully advises the Staff that the Registrant concluded that there should be no difference in the accounting treatment for the Sold Assets and Liabilities and for the Transferred Assets and Liabilities (that were retained by the MUFG Group). As further explained below, the financial activity related to both of these assets and liabilities for the period from January 1, 2022 to August 31, 2022 was recognized in profit, loss, or other comprehensive income, and the financial activity related to both of these assets and liabilities for the period from September 1, 2022 to November 30, 2022 was recognized in unappropriated retained earnings or accumulated other comprehensive income (loss).

Accordingly, the total amount recognized in retained earnings for the period from September 1, 2022 to November 30, 2022 was comprised of the following:

•

¥223,273 million of loss, net of taxes, recognized as a direct adjustment to unappropriated retained earnings. As disclosed in Note 2 to the March 31, 2023 financial statements for MUFG, the ¥223,273 million adjustment included loss on valuation adjustment for loans held for sale of ¥114,139 million and impairment of investment securities losses of ¥143,408 million, both of which were related to the Sold Assets and Liabilities. The remaining ¥34,274 million included in the direct adjustment to unappropriated retained earnings related to both the Sold Assets and Liabilities and the Transferred Assets and Liabilities.

•	¥20,291 million of other comprehensive loss, net of tax, for the period from September 1, 2022 to November 30, 2022.

(iii) Please provide us a detailed accounting analysis related to recognizing these amounts directly in retained earnings. Please identify all the guidance you considered, discuss the key facts and circumstances and judgements involved and clearly discuss how you considered this information when applying the relevant guidance in U.S. GAAP. Specifically tell us how you considered whether you should report the full calendar period for MUFG Union Bank in the March 31, 2023 financial statements for MUFG.

RESPONSE TO COMMENT NO. 2(iii): While U.S. GAAP permits consolidation of subsidiaries on a lagged basis, there is lack of authoritative guidance regarding elimination of a reporting lag for an entity that is sold or otherwise disposed of. The Registrant considered the following guidance when reaching its conclusion:

•	The Registrant ceased to hold a controlling financial interest in MUB and accounted for the transaction as sale of a business in accordance with ASC 810-10-40; and

•

The Registrant considered ASC 810-10-45-13 and ASC 250-10-45-9 through 45-10, and concluded that it does not have a basis to eliminate the lag retrospectively since it did not change its reporting lag policy nor was there a change in election of a preferable accounting policy. The Registrant does not believe that the deconsolidation through sale of a lagged subsidiary represents an ASC 250 policy change, given that the lag elimination is a result of the transaction.

The sale of MUB was a transaction of the parent and was accounted for in the fiscal year ended March 31, 2023, with no reporting lag for the parent. MUFG held a controlling financial interest in MUB for the first eight-month period of MUFG’s fiscal year ended March 31, 2023.

As required by ASC810-10-40-4, which states in pertinent part: “A parent shall deconsolidate a subsidiary or derecognize a group of assets specified in paragraph 810-10-40-3A as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets.” The sale was recognized as of the date on which MUFG ceased to have control of MUB (i.e., December 1, 2022).

The Registrant referred to interpretive accounting literature published by an accounting firm (namely, Deloitte, Roadmap: Consolidation — Identifying a Controlling Financial Interest (2022)), which states in pertinent part: “… [I]f a parent sold the subsidiary during the reporting lag, the sale is a transaction of the parent. Therefore, in such circumstances, the disposal of the subsidiary should be recognized in the period in which the disposition occurs, regardless of whether a reporting lag exists. It would be inappropriate to defer recognition of the transaction at the consolidated-parent-company level because the transaction falls into a different interim or annual period for the subsidiary.”

As stated above, MUB was historically accounted for on a three-month reporting lag in the Registrant’s consolidated financial statements as permitted by ASC 810-10-45-12. Accordingly, the Registrant included the following financial statements in its periodic reports filed with the Commission prior to the sale of MUB:

•

the March 31, 2022 financial statements for MUFG appearing in the annual report on Form 20-F reflecting twelve months (i.e., from January 1, 2021 through December 31, 2021) of operating activity of MUB; and

•

the September 30, 2022 interim financial statements for MUFG appearing in the current report on Form 6-K reflecting six months (i.e., from January 1, 2022 through June 30, 2022) of operating activity of MUB.

In the absence of detailed U.S. GAAP guidance on how to account for the disposal of an entity consolidated with a time lag, the Registrant concluded it would be inappropriate to report earnings for the full calendar period (i.e., the eleven-month period from January 1, 2022 through November 30, 2022) for MUB in the March 31, 2023 financial statements for MUFG since the Registrant only owned MUB for eight months (i.e., from April 1, 2022 to December 1, 2022).

The Registrant also concluded that it would be inappropriate to adjust earnings, by selecting a period of operating activity that was previously consolidated in the September 30, 2022 interim financial statements (i.e., the six-month period of January 1, 2022 through June 30, 2022). The Registrant concluded that it would be appropriate to recognize MUB’s operating activity for the immediately following two-month period (i.e., from July 1, 2022 through August 31, 2022) in earnings and to record MUB’s operating activity for the final three-month period (i.e., from September 1, 2022 through November 30, 2022) as a direct adjustment to retained earnings in order to ensure that MUB’s operations for the eight-month period ended August 31, 2022, which the Registrant believed was the appropriate period since the Registrant owned MUB for eight months, were presented in the Registrant’s consolidated financial statements for the fiscal year ended March 31, 2023.

(iv) Please quantify the amount of the three months of activity immediately preceding the transfer of assets and liabilities of MUFG Union Bank that were transferred to other entities within MUFG before the sale of MUFG Union Bank, that was recognized in retained earnings for the elimination of the reporting lag associated with such transferred assets and liabilities.

RESPONSE TO COMMENT NO. 2(iv):Please refer to the discussion included in the Registrant’s Responses to Comments Nos. 2(i) and (ii) above.

The Registrant respectfully advises the Staff that it treated the results of operations and changes in other comprehensive income related to the entire MUB business in the manner described above and, therefore, believed that there was no reason to separately track the results of operations related to the Sold Assets and Liabilities from the results of operations related to the Transferred Assets and Liabilities. The relevant activity was recorded effective November 30, 2022, which resulted in an aggregated accounting entry to record the direct adjustment to retained earnings.

(v) Please tell us how you determined the period of activity to eliminate for the transferred assets and liabilities to other MUFG entities. Specifically tell us why you did not select the three-month period ending March 31, 2023 and quantify the amount that would have been recognized in retained earnings had you selected this period.

RESPONSE TO COMMENT NO. 2(v): Please refer to the discussions included in the Registrant’s Responses to Comments Nos. 2(i) and (iv) above.

The Registrant concluded that it would not be appropriate to eliminate the activity associated with the Transferred Assets and Liabilities for the three-month period ended March 31, 2023 because the transfer of the Transferred Assets and Liabilities from MUB to the Other MUFG Entities occurred as a condition precedent to the sale of MUB. Since the transfer had been completed as of November 30, 2022, the Registrant concluded it would be appropriate to eliminate the same period of activity as the reporting lag period for MUB (i.e., the final three-month period from September 1, 2022 through November 30, 2022 when a reporting lag existed for MUB) as a direct adjustment to retained earnings as opposed to selecting a subsequent period when no reporting lag existed for the Other MUFG Entities (i.e., from January 1, 2023 to March 31, 2023).

In addition, the Transferred Assets and Liabilities represent on-going activities, comprised primarily of loans and deposits, for which servicing activities and other transactions arise in the normal course of operations. Eliminating the activity that arose after the date of transfer for the Other MUFG Entities, which are not on a reporting lag, would be inconsistent with the conclusion of eliminating the reporting lag activity for the MUB entity following the loss through sale of a controlling financial interest in the entity.

(vi) Please provide us a detailed accounting analysis related to recognizing the amounts discussed in the fourth bullet point directly in retained earnings. Please identify all the guidance you considered, discuss the key facts and circumstances and judgements involved and clearly discuss how you considered this information when applying the relevant guidance in US GAAP. Specifically tell us how you considered whether you should retrospectively report the impact based on the guidance in ASC 250-10-45-6.

RESPONSE TO COMMENT NO. 2(vi): Please refer to the Registrant’s Responses to the Comments above relating to the amounts directly adjusted to retained earnings and the factors considered.

In addition, the Registrant specifically considered whether it should retrospectively report the impact based on the guidance in ASC 810-10-45-13 and ASC 250-10-45-6 and concluded that such guidance does not apply based upon the following:

•

The Transferred Assets and Liabilities were transferred from MUB (the sold entity that historically reported on a lag basis) to the Other MUFG Entities that have no reporting lag. There was no change in the accounting policies for the Other MUFG Entities or for the consolidated parent entity;

•	Recognition of the Transferred Assets and Liabilities at the consolidated level does not represent a “change in reporting entity” pursuant to ASC 250; and

•

The Registrant concluded that a transfer of assets between entities under common control does not represent an ASC 250 policy change, given that, in such case, the lag elimination is a result of the transfer transaction rather than election of a preferable accounting policy.

*     *     *

Please contact the undersigned at tyu@paulweiss.com or +81-3-3597-6306 if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Mr. Tetsuya Yonehana

Group Chief Financial Officer

Mitsubishi UFJ Financial Group, Inc.

Exhibit A

Proposed form of revised disclosure in “Item 5. Operating and Financial Review and Prospects—

A. Operating Results—Effect of Change in Exchange Rates on Foreign Currency Translation”

[Note: The text proposed to be added to page 72 of the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2023 is underlined; however, for readability, the newly added table presenting foreign currency translation adjustments is not underlined.]

Effect of Change in Exchange Rates on Foreign Currency Translation

The average exchange rate for the fiscal year ended March 31, 2023 was ¥135.47 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥112.38 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2022 was ¥131.43 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2021 of ¥109.80 per US$1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by ¥609.7 billion, net interest income by ¥336.0 billion and income before income taxes by ¥133.6 billion, respectively, for the fiscal year ended March 31, 2023.

Foreign currency translation adjustments of ¥847.7 billion were recognized in our consolidated statement of comprehensive income for the fiscal year ended March 31, 2023. The adjustments are mainly due to the depreciation of the Japanese yen against other major currencies adopted by our foreign subsidiaries and equity method investments as their respective functional currencies. The following table sets forth the functional currencies and the related foreign currency translation adjustments for the fiscal year ended March 31, 2023:

Functional Currencies of foreign subsidiaries and equity method investments	Fiscal year ended March 31, 2023
(in billions)
United States Dollar	¥610.1
Thai Baht	116.1
Australian Dollar	26.1
Indonesian Rupiah	22.2
Great Britain Pound	21.5
Eurocurrency	12.8
Other	38.9

Total	¥847.7

The foreign currency translation adjustments primarily resulted from the conversion of financial statements of our foreign subsidiaries and equity method investees that have a US dollar functional currency and a Thai Baht functional currency. The effects of conversion of these US dollar-based financial statements were ¥610.1 billion and were mainly attributable to those relating to MUFG Americas Holdings and Morgan Stanley, which were ¥292.9 billion and ¥147.2 billion, respectively. The effects of conversion of these Thai Baht-based financial statements were ¥116.1 billion and were mainly attributable to those relating to Krungsri, which were ¥115.9 billion. For MUFG Americas Holdings and Morgan Stanley, the exchange rates for the conversion of their US dollar-based balance sheet items are those as of December 31 and March 31, respectively, and for Krungsri, the exchange rate for conversion of its Thai Baht-based balance sheet items is that as of December 31. The fiscal year end of MUFG Americas Holdings and Krungsri is December 31 and has been treated as coterminous with MUFG’s fiscal year end with a three-month lag period. The Japanese yen depreciated from ¥115.02 per US$1.00 as of December 31, 2021, ¥122.39 per US$1.00 as of March 31, 2022, and ¥3.43 per Thai Baht as of December 31, 2021, to ¥132.70 per US$1.00 as of December 31, 2022, ¥133.53 per US$1.00 as of March 31, 2023, and ¥3.80 per Thai Baht as of December 31, 2022, respectively.